

NEWS RELEASE

FOR IMMEDIATE RELEASE

July 28, 2014

CAPITOL FEDERAL FINANCIAL, INC.
REPORTS THIRD QUARTER FISCAL YEAR 2014 RESULTS

Topeka, KS – Capitol Federal® Financial, Inc. (NASDAQ: CFFN) (the "Company") announced results today for the quarter ended June 30, 2014. Detailed results will be available in the Company's Quarterly Report on Form 10-Q for the quarter ended June 30, 2014, which will be filed with the Securities and Exchange Commission ("SEC") on or about August 1, 2014 and posted on our website, http://ir.capfed.com. **For best viewing results, please view this release in Portable Document Format (PDF) on our website.**

Highlights for the quarter include:
- net income of $20.0 million,
- basic and diluted earnings per share of $0.14,
- net interest margin of 2.09%,
- True Blue® Capitol dividend of $0.25 per share, and
- repurchased 763,390 shares of common stock at an average price of $11.97 per share.

Comparison of Operating Results for the Three Months Ended June 30, 2014 and March 31, 2014

Net income increased $295 thousand, or 1.5%, from $19.7 million for the quarter ended March 31, 2014 to $20.0 million for the quarter ended June 30, 2014. The increase in net income was due primarily to a decrease in income tax expense, as well as to a decrease in interest expense on Federal Home Loan Bank ("FHLB") borrowings. The net interest margin increased two basis points, from 2.07% for the prior quarter, to 2.09% for the current quarter. The increase in the net interest margin was largely a result of a decrease in interest expense on FHLB borrowings.

Interest and Dividend Income
The weighted average yield on total interest-earning assets for the current quarter remained unchanged from the prior quarter at 3.25%, while the average balance of interest-earning assets increased $1.2 million between the two periods. The following table presents the components of interest and dividend income for the time periods presented, along with the change measured in dollars and percent.

	For the Three Months Ended			
	June 30, 2014	March 31, 2014	Change Expressed in:	
			Dollars	Percent
		(Dollars in thousands)		
INTEREST AND DIVIDEND INCOME:				
Loans receivable	$ 57,474	$ 57,117	$ 357	0.6 %
Mortgage-backed securities ("MBS")	11,206	11,597	(391)	(3.4)
Investment securities	1,739	1,869	(130)	(7.0)
FHLB stock	1,452	1,229	223	18.1
Cash and cash equivalents	50	45	5	11.1
Total interest and dividend income	$ 71,921	$ 71,857	$ 64	0.1

The increase in interest income on loans receivable was due to a $50.1 million increase in the average balance of the portfolio, partially offset by a one basis point decrease in the weighted average yield on the portfolio to 3.77% for the current quarter. Included in interest income on loans receivable for the current quarter was $17 thousand related to the net amortization of premiums/deferred costs and the accretion of discounts/unearned loan fees increasing the average yield on the portfolio by less than one basis point. During the prior quarter, $67 thousand, net, was accreted and increased the average yield on the portfolio by less than one basis point.

The decrease in interest income on MBS was due to a nine basis point decrease in the weighted average yield on the portfolio to 2.30% for the current quarter. Included in interest income on MBS for the current quarter was $1.5 million from the net amortization of premiums and the accretion of discounts decreasing the average yield on the portfolio by 32 basis points. During the prior quarter, $1.3 million of net premiums were amortized and decreased the average yield on the portfolio by 26 basis points. The decrease in interest income on investment securities was due to a $52.2 million decrease in the average balance of the portfolio. Cash flows from the MBS and investment securities portfolios not reinvested in the portfolios were used to fund loan growth, pay dividends, and repurchase Company stock.

The increase in dividends on FHLB stock was due to an increase in the FHLB dividend rate during the current quarter.

Interest Expense
The weighted average rate paid on total interest-bearing liabilities decreased four basis points from the prior quarter to 1.38% for the current quarter, and the average balance of interest-bearing liabilities increased $5.0 million between the two periods. The following table presents the components of interest expense for the time periods presented, along with the change measured in dollars and percent.

	For the Three Months Ended			Change Expressed in:	
	June 30, 2014	March 31, 2014		Dollars	Percent
	(Dollars in thousands)				
INTEREST EXPENSE:					
FHLB borrowings	$ 14,826	$ 15,311	$	(485)	(3.2)%
Deposits	8,124	8,076		48	0.6
Repurchase agreements	2,773	2,743		30	1.1
Total interest expense	$ 25,723	$ 26,130	$	(407)	(1.6)

The decrease in interest expense on FHLB borrowings was due primarily to a decrease in the weighted average rate paid on the portfolio as a result of maturing FHLB advances being renewed at lower market rates and partially to a decrease in the average balance. The largest contributor to the decrease in interest expense on FHLB borrowings quarter-over-quarter was a $200.0 million advance with an effective rate of 5.01% that matured in early February 2014 being partially replaced with a $150.0 million advance with a fixed-rate of 2.59% and an original term of 84 months. In mid-May 2014, a $100.0 million advance with an effective rate of 2.80% matured and was replaced with a $100.0 million advance with a term of 84 months and a fixed-rate of 2.45%. Subsequent to June 30, 2014, a $100.0 million repurchase agreement with a rate of 4.20% matured and was replaced with a $100.0 million FHLB advance with a term of 60 months at a fixed-rate of 1.96%.

Provision for Credit Losses
Capitol Federal Savings Bank (the "Bank") recorded a provision for credit losses during the current quarter of $307 thousand compared to a provision for credit losses during the prior quarter of $160 thousand. The $307 thousand provision for credit losses in the current quarter takes into account net charge-offs of $192 thousand.

Non-Interest Income
The following table presents the components of non-interest income for the time periods presented, along with the change measured in dollars and percent.

	For the Three Months Ended			Change Expressed in:	
	June 30, 2014	March 31, 2014		Dollars	Percent
	(Dollars in thousands)				
NON-INTEREST INCOME:					
Retail fees and charges	$ 3,792	$ 3,454	$	338	9.8 %
Insurance commissions	827	1,204		(377)	(31.3)
Loan fees	367	404		(37)	(9.2)
Income from bank-owned life insurance ("BOLI")	333	330		3	0.9
Other non-interest income	300	335		(35)	(10.4)
Total non-interest income	$ 5,619	$ 5,727	$	(108)	(1.9)

The increase in retail fees and charges was due primarily to an increase in debit card income, due in part to seasonality, and an increase in service charges earned. The decrease in insurance commissions was due largely to a decrease in the amount of contingent commissions received from certain insurance providers, compared to the prior quarter.

Non-Interest Expense
The following table presents the components of non-interest expense for the time periods presented, along with the change measured in dollars and percent.

	For the Three Months Ended					
	June 30, 2014		March 31, 2014		Change Expressed in:	
					Dollars	Percent
	(Dollars in thousands)					
NON-INTEREST EXPENSE:						
Salaries and employee benefits	$	10,929	$	10,724	$ 205	1.9 %
Occupancy		2,479		2,634	(155)	(5.9)
Information technology and communications		2,373		2,320	53	2.3
Regulatory and outside services		1,437		1,157	280	24.2
Deposit and loan transaction costs		1,326		1,263	63	5.0
Federal insurance premium		1,078		1,103	(25)	(2.3)
Advertising and promotional		942		877	65	7.4
Other non-interest expense		1,816		1,750	66	3.8
Total non-interest expense	$	22,380	$	21,828	$ 552	2.5

The increase in salaries and employee benefits expense was due primarily to compensation expense on unallocated Employee Stock Ownership Plan ("ESOP") shares related to the $0.25 per share True Blue Capitol dividend paid in June 2014. It is anticipated that this dividend will result in an additional $558 thousand of compensation expense in the fourth quarter of fiscal year 2014. The increase in regulatory and outside services was due primarily to the timing of fees paid for external audit services.

The Company's efficiency ratio was 43.19% for the current quarter compared to 42.42% for the prior quarter. The change in the efficiency ratio was due primarily to the increase in total non-interest expense. The efficiency ratio is a measure of a financial institution's total non-interest expense as a percentage of the sum of net interest income (pre-provision for credit losses) and non-interest income. A lower value indicates that the financial institution is generating revenue with a lower level of expense.

Income Tax Expense
Income tax expense was $9.1 million for the current quarter compared to $9.8 million for the prior quarter. The decrease in expense between periods was due primarily to a decrease in the effective income tax rate from 33.2% for the prior quarter to 31.4% for the current quarter. The decrease in the effective income tax rate between periods was largely a result of a true-up of income tax expense for fiscal year 2014 to account for a lower effective tax rate for the year, primarily a result of higher deductible expenses associated with dividends paid on ESOP shares due to the True Blue Capitol dividend paid in June 2014.

Comparison of Operating Results for the Nine Months Ended June 30, 2014 and 2013

For the nine month period ended June 30, 2014, the Company recognized net income of $57.5 million, compared to net income of $53.3 million for the nine month period ended June 30, 2013. The $4.2 million, or 7.9%, increase in net income was due primarily to a $4.1 million decrease in salaries and employee benefits due primarily to a reduction in ESOP related expenses. The net interest margin increased six basis points, from 1.98% for the prior year nine month period to 2.04% for the current year nine month period. Decreases in the cost of funds and a shift in the mix of interest-earning assets from relatively lower yielding securities to higher yielding loans was enough to overcome the negative impact of decreasing asset yields.

Interest and Dividend Income
The weighted average yield on total interest-earning assets decreased 10 basis points from 3.34% for the prior year nine month period to 3.24% for the current year nine month period, and the average balance of interest-earning assets decreased $162.0 million from the prior year nine month period. The following table presents the components of interest and dividend income for the time periods presented along with the change measured in dollars and percent. The decrease in interest income on loans receivable was due to a decrease in the weighted average yield on the portfolio, partially offset by an increase in the average balance. The decrease in interest income on MBS and investment securities was due largely to a decrease in the average balance of each portfolio as cash flows not reinvested in the portfolios were used to fund loan growth, pay dividends, and repurchase Company stock.

	For the Nine Months Ended June 30,		Change Expressed in:	
	2014	2013	Dollars	Percent
	(Dollars in thousands)			
INTEREST AND DIVIDEND INCOME:				
Loans receivable	$ 171,539	$ 172,030	$ (491)	(0.3)%
MBS	34,765	43,048	(8,283)	(19.2)
Investment securities	5,674	7,761	(2,087)	(26.9)
FHLB stock	3,877	3,384	493	14.6
Cash and cash equivalents	157	108	49	45.4
Total interest and dividend income	$ 216,012	$ 226,331	$ (10,319)	(4.6)

The weighted average yield on the loans receivable portfolio decreased 25 basis points, from 4.03% for the prior year nine month period to 3.78% for the current year nine month period. The downward repricing of the loan portfolio was due largely to adjustable-rate loans repricing to lower rates, to loan purchases at market rates less than the weighted average rate of the existing portfolio, and to the current year nine month period reflecting the full impact of the large volume of refinances and endorsements that occurred during the prior year nine month period. Also contributing to the decrease in the weighted average yield for the current year nine month period, compared to the prior year nine month period, was the net amount of premiums/deferred costs amortized and discounts/unearned loan fees accreted to interest income on loans receivable. During the current year nine month period, $131 thousand related to the net amortization of premiums/deferred costs and the accretion of discounts/unearned loan fees was included in interest income, which increased the average yield of the portfolio by less than one basis point. During the prior year nine month period, $2.1 million, net, was accreted and increased the average yield on the portfolio by five basis points. The decrease in interest income on loans receivable resulting from the decrease in average yield was partially offset by a $355.4 million increase in the average balance of the portfolio.

The average balance of the MBS portfolio decreased $340.6 million between the two periods and the average yield on the MBS portfolio decreased 13 basis points, from 2.49% during the prior year nine month period to 2.36% for the current year nine month period. The decrease in the average yield was due primarily to purchases of MBS between periods with yields less than the average yield on the existing portfolio and the downward repricing of existing adjustable-rate MBS. Included in interest income on MBS for the current year nine month period was $4.2 million from the net amortization of premiums and the accretion of discounts decreasing the average yield on the portfolio by 29 basis points. During the prior year nine month period, $6.3 million of net premiums were amortized and decreased the average yield on the portfolio by 37 basis points.

The decrease in interest income on investment securities was due primarily to a $193.0 million decrease in the average balance of the portfolio, along with a seven basis point decrease in the yield, from 1.20% during the prior year nine month period, to 1.13% for the current year nine month period.

Interest Expense
The weighted average rate paid on total interest-bearing liabilities decreased 21 basis points from 1.64% for the prior year nine month period to 1.43% for the current year nine month period, and the average balance of interest-bearing liabilities decreased $50.4 million from the prior year nine month period. The following table presents the components of interest expense for the time periods presented, along with the change measured in dollars and percent. The decrease in interest expense on FHLB borrowings, deposits, and repurchase agreements was due primarily to a decrease in the weighted average rate paid on the portfolios between the two periods.

	For the Nine Months Ended June 30,		Change Expressed in:	
	2014	2013	Dollars	Percent
	(Dollars in thousands)			
INTEREST EXPENSE:				
FHLB borrowings	$ 47,000	$ 53,914	$ (6,914)	(12.8)%
Deposits	24,523	28,202	(3,679)	(13.0)
Repurchase agreements	8,319	9,861	(1,542)	(15.6)
Total interest expense	$ 79,842	$ 91,977	$ (12,135)	(13.2)

The weighted average rate paid on the FHLB borrowings portfolio decreased 28 basis points, from 2.81% for the prior year nine month period to 2.53% for the current year nine month period. The decrease in the average rate paid was primarily a result of maturities and renewals to lower market rates that occurred between periods. Additionally, the average balance of FHLB borrowings decreased $71.1 million between periods, due primarily to some maturing advances not being renewed in their entirety.

The decrease in the weighted average rate paid on the deposit portfolio was due primarily to a decrease in the weighted average rate paid on the retail certificate of deposit portfolio. The weighted average rate paid on the retail certificate of deposit portfolio decreased 19 basis points, from 1.42% for the prior year nine month period to 1.23% for the current year nine month period.

The weighted average rate paid on the repurchase agreements decreased 43 basis points, from 3.86% for the prior year nine month period to 3.43% for the current year nine month period. The decrease in the average rate paid on repurchase agreements was due to maturities and a new agreement entered into between periods which had a rate less than the existing portfolio.

Provision for Credit Losses
The Bank recorded a provision for credit losses during the current year nine month period of $982 thousand, compared to a $567 thousand negative provision for credit losses for the prior year nine month period. The $982 thousand provision for credit losses in the current year nine month period takes into account net charge-offs of $722 thousand.

Non-Interest Income
The following table presents the components of non-interest income for the time periods presented, along with the change measured in dollars and percent.

| | For the Nine Months Ended June 30, | | Change Expressed in: | |
| | 2014 | 2013 | Dollars | Percent |
		(Dollars in thousands)		
NON-INTEREST INCOME:				
Retail fees and charges	$ 11,056	$ 11,369	$ (313)	(2.8)%
Insurance commissions	2,589	2,337	252	10.8
Loan fees	1,221	1,312	(91)	(6.9)
Income from BOLI	1,001	1,120	(119)	(10.6)
Other non-interest income	979	1,395	(416)	(29.8)
Total non-interest income	$ 16,846	$ 17,533	$ (687)	(3.9)

The decrease in retail fees and charges was due primarily to a decrease in service charges earned. The increase in insurance commissions was due largely to an increase in contingent commissions received from certain insurance providers as a result of favorable claims experience during the prior year. The decrease in other non-interest income was due primarily to a decrease in premium income from Capitol Federal Mortgage Reinsurance Company as it is no longer writing new business.

Non-Interest Expense

The following table presents the components of non-interest expense for the time periods presented, along with the change measured in dollars and percent.

| | For the Nine Months Ended June 30, | | Change Expressed in: | |
	2014	2013	Dollars	Percent
		(Dollars in thousands)		
NON-INTEREST EXPENSE:				
Salaries and employee benefits	$ 32,379	$ 36,473	$ (4,094)	(11.2)%
Occupancy	7,662	7,136	526	7.4
Information technology and communications	6,985	6,723	262	3.9
Regulatory and outside services	3,990	4,435	(445)	(10.0)
Deposit and loan transaction costs	3,976	4,207	(231)	(5.5)
Federal insurance premium	3,264	3,337	(73)	(2.2)
Advertising and promotional	2,825	3,222	(397)	(12.3)
Other non-interest expense	5,914	6,027	(113)	(1.9)
Total non-interest expense	$ 66,995	$ 71,560	$ (4,565)	(6.4)

The decrease in salaries and employee benefits was due primarily to a decrease in ESOP related expenses resulting largely from the final allocation of ESOP shares acquired in our initial public offering (March 1999) being made at September 30, 2013. In fiscal year 2014 the only ESOP shares to be allocated will be the shares acquired in the Company's corporate reorganization in December 2010. The increase in occupancy expense was due largely to an increase in depreciation expense, which was primarily associated with the remodeling of our home office. The decrease in regulatory and outside services was due largely to the timing of fees paid for our external audit. The decrease in advertising and promotional expense was due primarily to the timing of media campaigns in fiscal year 2013, which included campaigns delayed from fiscal year 2012.

The Company's efficiency ratio was 43.78% for the current year nine month period compared to 47.11% for the prior year nine month period. The change in the efficiency ratio was due primarily to a decrease in total non-interest expense.

Income Tax Expense

Income tax expense was $27.6 million for both the current and prior year nine month periods. The effective tax rate for the current year nine month period was 32.4% compared to 34.1% for the prior year nine month period. The decrease in the effective tax rate between periods was due largely to a lower amount of nondeductible ESOP related expenses due to the final ESOP allocation on September 30, 2013, as discussed in the non-interest expense section above, along with higher tax credits related to our low income housing partnerships. Additionally, higher pretax income for the current year nine month period, compared to the prior year nine month period, resulted in all of the items that affect the income tax rate having a smaller impact on the overall effective tax rate. Management anticipates the effective tax rate for fiscal year 2014 will be approximately 32% to 33%, based on fiscal year 2014 estimates as of June 30, 2014.

Financial Condition as of June 30, 2014

Total assets were $9.03 billion at June 30, 2014 compared to $9.19 billion at September 30, 2013. The $155.4 million decrease was due primarily to a $293.6 million decrease in the securities portfolio, partially offset by a $173.7 million increase in the loan portfolio. The cash flows from the securities portfolio were used to fund loan growth, pay dividends, and repurchase stock. During the current year nine month period, the Bank originated and refinanced $403.5 million of loans with a weighted average rate of 3.95%, purchased $357.8 million of loans from correspondent lenders with a weighted average rate of 3.74%, and participated in $43.8 million of commercial real estate loans with a weighted average rate of 4.16%. As of June 30, 2014, the Bank had 26 active correspondent lending relationships operating in 26 states.

Economic conditions in the Bank's local market areas have a significant impact on the ability of borrowers to repay loans and the value of the collateral securing these loans. As of June 2014, the unemployment rate was 4.9% for Kansas and 6.5% for Missouri, compared to the national average of 6.1% based on information from the Bureau of Labor Statistics. Our Kansas City market area, which comprises the largest segment of our loan portfolio and deposit base, had an average household income of approximately $80 thousand per annum, based on 2013 estimates from the American Community Survey, which is a statistical survey by the U.S. Census Bureau. The average household income in our combined market areas was approximately $69 thousand per annum, with 91% of the population at or above the poverty level, also based on the 2013 estimates from the American Community Survey. The Federal Housing Finance Agency (FHFA) price index for Kansas and Missouri has not experienced significant fluctuations during the past 10 years, unlike other market areas of the United States, indicating stability in property values in our local market areas.

Total liabilities were $7.53 billion at June 30, 2014 compared to $7.55 billion at September 30, 2013. The $22.2 million decrease was due primarily to a decrease in advance payments by borrowers for taxes and insurance resulting from the payment of real estate taxes and insurance on behalf of our borrowers. FHLB borrowings decreased $45.1 million, which was primarily offset by a $43.4 million increase in deposits. The increase in deposits was comprised of a $42.6 million increase in the checking portfolio, an $11.9 million increase in the savings portfolio, and a $4.2 million increase in the money market portfolio, partially offset by a $15.3 million decrease in the certificate of deposit portfolio.

Stockholders' equity was $1.50 billion at June 30, 2014 compared to $1.63 billion at September 30, 2013. The $133.2 million decrease was due primarily to the payment of $127.9 million in dividends and the repurchase of $66.3 million of stock, partially offset by net income of $57.5 million.

The $127.9 million in dividends paid during the current year nine month period consisted of: (1) two $0.25 per share True Blue dividends, totaling $0.50 per share, or $70.4 million; (2) an $0.18 per share, or $25.8 million, true-up dividend related to fiscal year 2013 earnings per the Company's dividend policy; and (3) three regular quarterly dividends of $0.075 per share each quarter, totaling $0.225 per share, or $31.7 million. The $70.4 million in True Blue dividends were funded by $72.0 million in capital distributions from the Bank to the holding company. On July 18, 2014, the Company declared a regular quarterly cash dividend of $0.075 per share, or approximately $10.3 million, payable on August 15, 2014 to stockholders of record as of the close of business on August 1, 2014. Dividend payments depend upon a number of factors including the Company's financial condition and results of operations, regulatory capital requirements, regulatory limitations on the Bank's ability to make capital distributions to the Company, and the amount of cash at the holding company. At June 30, 2014, Capitol Federal Financial, Inc., at the holding company level, had $141.6 million on deposit at the Bank.

In November 2012, the Company announced that its Board of Directors approved the repurchase of up to $175.0 million of the Company's common stock. The Company began repurchasing common stock under this plan during the second quarter of fiscal year 2013 and, as of June 30, 2014, had repurchased 9,360,109 shares at an average price of $11.93 per share, at a total cost of $111.7 million. Subsequent to June 30, 2014 through the date of this release, the Company repurchased an additional 321,700 shares at an average price of $12.02 per share. This plan, under which $59.4 million remained available as of the date of this release, has no expiration date.

The following table presents the balance of stockholders' equity and related information as of the dates presented.

	June 30, 2014	September 30, 2013	June 30, 2013
	(Dollars in thousands)		
Stockholders' equity	$ 1,498,907	$ 1,632,126	$ 1,624,502
Equity to total assets at end of period	16.6 %	17.8 %	17.6 %

The following table presents a reconciliation of total and net shares outstanding as of June 30, 2014.

Total shares outstanding	142,359,003
Less unallocated ESOP shares and unvested restricted stock	(4,617,524)
Net shares outstanding	137,741,479

Consistent with our goal to operate a sound and profitable financial institution, we actively seek to maintain a "well-capitalized" status for the Bank in accordance with regulatory standards. As of June 30, 2014, the Bank exceeded all regulatory capital requirements. The following table presents the Bank's regulatory capital ratios at June 30, 2014 based upon regulatory guidelines.

	Bank Ratios	Regulatory Requirement For "Well-Capitalized" Status
Tier 1 leverage ratio	14.4%	5.0%
Tier 1 risk-based capital	33.5	6.0
Total risk-based capital	33.7	10.0

A reconciliation of the Bank's equity under accounting principles generally accepted in the United States of America ("GAAP") to regulatory capital amounts as of June 30, 2014 is as follows (dollars in thousands):

Total Bank equity as reported under GAAP	$	1,305,210
Unrealized gains on available-for-sale ("AFS") securities		(7,100)
Total Tier 1 capital		1,298,110
Allowance for credit losses ("ACL")		9,082
Total risk-based capital	$	1,307,192

Management plans to furnish the Company's September 30, 2014 annual proxy materials to stockholders via the internet. Stockholders who are eligible to vote at the Fiscal Year 2014 Annual Meeting of Stockholders will receive a notice containing instructions on how to access the proxy materials over the internet and vote online at least 40 days prior to the Annual Meeting. The notice will explain how a stockholder can arrange to have printed materials sent to them, if so desired. Proxy materials include the definitive proxy statement for the Fiscal Year 2014 Annual Meeting of Stockholders, and the September 30, 2014 Annual Report to Stockholders.

Capitol Federal Financial, Inc. is the holding company for the Bank. The Bank has 47 branch locations in Kansas and Missouri. The Bank is one of the largest residential lenders in the State of Kansas. News and other information about the Company can be found on the Internet at the Bank's website, http://www.capfed.com.

Except for the historical information contained in this press release, the matters discussed may be deemed to be forward-looking statements, within the meaning of the Private Securities Litigation Reform Act of 1995, that involve risks and uncertainties, including changes in economic conditions in the Company's market area, changes in policies by regulatory agencies and other governmental initiatives affecting the financial services industry, fluctuations in interest rates, demand for loans in the Company's market area, the future earnings and capital levels of Capitol Federal Savings Bank, which would affect the ability of the Capitol Federal Financial, Inc. to pay dividends in accordance with its dividend policies, competition, and other risks detailed from time to time in documents filed or furnished by Capitol Federal Financial, Inc. with the SEC. Actual results may differ materially from those currently expected. These forward-looking statements represent Capitol Federal Financial, Inc.'s judgment as of the date of this release. Capitol Federal Financial, Inc. disclaims, however, any intent or obligation to update these forward-looking statements.

For further information contact:

Jim Wempe	Kent Townsend
Vice President,	Executive Vice President,
Investor Relations	Chief Financial Officer and Treasurer
700 S Kansas Ave.	700 S Kansas Ave.
Topeka, KS 66603	Topeka, KS 66603
(785) 270-6055	(785) 231-6360
jwempe@capfed.com	ktownsend@capfed.com

SUPPLEMENTAL FINANCIAL INFORMATION

CAPITOL FEDERAL FINANCIAL, INC. AND SUBSIDIARY
CONSOLIDATED BALANCE SHEETS (Unaudited)
(Dollars in thousands)

	June 30, 2014	September 30, 2013
ASSETS:		
Cash and cash equivalents (includes interest-earning deposits of $74,760 and $99,735)	$ 88,424	$ 113,886
Securities:		
AFS at estimated fair value (amortized cost of $845,958 and $1,058,283)	857,372	1,069,967
Held-to-maturity at amortized cost (estimated fair value of $1,663,917 and $1,741,846)	1,637,043	1,718,023
Loans receivable, net (ACL of $9,082 and $8,822)	6,132,520	5,958,868
BOLI	60,496	59,495
FHLB stock, at cost	112,876	128,530
Accrued interest receivable	23,235	23,596
Premises and equipment, net	69,794	70,112
Other assets	49,279	43,972
TOTAL ASSETS	$ 9,031,039	$ 9,186,449
LIABILITIES:		
Deposits	$ 4,654,862	$ 4,611,446
FHLB borrowings	2,468,420	2,513,538
Repurchase agreements	320,000	320,000
Advance payments by borrowers for taxes and insurance	35,436	57,392
Income taxes payable	2,184	108
Deferred income tax liabilities, net	21,905	20,437
Accounts payable and accrued expenses	29,325	31,402
Total liabilities	7,532,132	7,554,323
STOCKHOLDERS' EQUITY:		
Preferred stock ($0.01 par value) 100,000,000 shares authorized; no shares issued or outstanding	--	--
Common stock ($0.01 par value) 1,400,000,000 shares authorized; 142,359,003 and 147,840,268 shares issued and outstanding as of June 30, 2014 and September 30, 2013, respectively	1,424	1,478
Additional paid-in capital	1,191,911	1,235,781
Unearned compensation, ESOP	(43,364)	(44,603)
Retained earnings	341,836	432,203
Accumulated other comprehensive income, net of tax	7,100	7,267
Total stockholders' equity	1,498,907	1,632,126
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ 9,031,039	$ 9,186,449

CAPITOL FEDERAL FINANCIAL, INC. AND SUBSIDIARY
CONSOLIDATED STATEMENTS OF INCOME (Unaudited)
(Dollars in thousands)

| | For the Three Months Ended | | For the Nine Months Ended | |
	June 30, 2014	March 31, 2014	June 30, 2014	2013
INTEREST AND DIVIDEND INCOME:				
Loans receivable	$ 57,474	$ 57,117	$ 171,539	$ 172,030
MBS	11,206	11,597	34,765	43,048
Investment securities	1,739	1,869	5,674	7,761
FHLB stock	1,452	1,229	3,877	3,384
Cash and cash equivalents	50	45	157	108
Total interest and dividend income	71,921	71,857	216,012	226,331
INTEREST EXPENSE:				
FHLB borrowings	14,826	15,311	47,000	53,914
Deposits	8,124	8,076	24,523	28,202
Repurchase agreements	2,773	2,743	8,319	9,861
Total interest expense	25,723	26,130	79,842	91,977
NET INTEREST INCOME	46,198	45,727	136,170	134,354
PROVISION FOR CREDIT LOSSES	307	160	982	(567)
NET INTEREST INCOME AFTER PROVISION FOR CREDIT LOSSES	45,891	45,567	135,188	134,921
NON-INTEREST INCOME:				
Retail fees and charges	3,792	3,454	11,056	11,369
Insurance commissions	827	1,204	2,589	2,337
Loan fees	367	404	1,221	1,312
Income from BOLI	333	330	1,001	1,120
Other non-interest income	300	335	979	1,395
Total non-interest income	5,619	5,727	16,846	17,533
NON-INTEREST EXPENSE:				
Salaries and employee benefits	10,929	10,724	32,379	36,473
Occupancy	2,479	2,634	7,662	7,136
Information technology and communications	2,373	2,320	6,985	6,723
Regulatory and outside services	1,437	1,157	3,990	4,435
Deposit and loan transaction costs	1,326	1,263	3,976	4,207
Federal insurance premium	1,078	1,103	3,264	3,337
Advertising and promotional	942	877	2,825	3,222
Other non-interest expense	1,816	1,750	5,914	6,027
Total non-interest expense	22,380	21,828	66,995	71,560
INCOME BEFORE INCOME TAX EXPENSE	29,130	29,466	85,039	80,894
INCOME TAX EXPENSE	9,147	9,778	27,555	27,621
NET INCOME	$ 19,983	$ 19,688	$ 57,484	$ 53,273

The following is a reconciliation of the basic and diluted earnings per share calculations for the periods indicated.

	For the Three Months Ended		For the Nine Months Ended	
	June 30, 2014	March 31, 2014	June 30, 2014	2013
	(Dollars in thousands, except per share data)			
Net income	$ 19,983	$ 19,688	$ 57,484	$ 53,273
Income allocated to participating securities	(41)	(44)	(135)	(161)
Net income available to common stockholders	$ 19,942	$ 19,644	$ 57,349	$ 53,112
Average common shares outstanding	138,248,629	139,447,275	140,205,057	145,379,101
Average committed ESOP shares outstanding	83,052	41,758	41,601	139,009
Total basic average common shares outstanding	138,331,681	139,489,033	140,246,658	145,518,110
Effect of dilutive stock options	2,723	291	1,136	112
Total diluted average common shares outstanding	138,334,404	139,489,324	140,247,794	145,518,222
Net earnings per share:				
Basic	$ 0.14	$ 0.14	$ 0.41	$ 0.37
Diluted	$ 0.14	$ 0.14	$ 0.41	$ 0.37
Antidilutive stock options, excluded from the diluted average common shares outstanding calculation	2,052,485	2,060,216	2,064,175	2,465,393

Loan Portfolio

The following table presents information related to the composition of our loan portfolio in terms of dollar amounts and percentages (before deductions for undisbursed loan funds, unearned loan fees and deferred costs, and ACL) as of the dates indicated.

	June 30, 2014			March 31, 2014			September 30, 2013		
	Amount	Rate	% of Total	Amount	Rate	% of Total	Amount	Rate	% of Total
	(Dollars in thousands)								
Real estate loans:									
One- to four-family	$ 5,890,819	3.74 %	95.0 %	$ 5,840,337	3.75 %	95.5 %	$ 5,743,047	3.77 %	95.5 %
Multi-family and commercial	62,038	4.66	1.0	47,505	4.83	0.8	50,358	5.22	0.9
Construction:									
One- to four-family	73,975	3.70	1.2	71,608	3.66	1.2	63,208	3.51	1.1
Multi-family and commercial	34,677	4.01	0.6	22,678	4.19	0.3	14,535	4.17	0.2
Total real estate loans	6,061,509	3.75	97.8	5,982,128	3.75	97.8	5,871,148	3.78	97.7
Consumer loans:									
Home equity	130,645	5.18	2.1	130,321	5.22	2.1	135,028	5.26	2.2
Other	4,960	4.21	0.1	4,991	4.29	0.1	5,623	4.41	0.1
Total consumer loans	135,605	5.14	2.2	135,312	5.18	2.2	140,651	5.23	2.3
Total loans receivable	6,197,114	3.78	100.0 %	6,117,440	3.79	100.0 %	6,011,799	3.82	100.0 %
Less:									
Undisbursed loan funds	58,067			55,505			42,807		
ACL	9,082			8,967			8,822		
Discounts/unearned loan fees	23,812			23,653			23,057		
Premiums/deferred costs	(26,367)			(24,582)			(21,755)		
Total loans receivable, net	$ 6,132,520			$ 6,053,897			$ 5,958,868		

The following table presents, for our portfolio of one- to four-family loans, the amount, percent of total, weighted average credit score, weighted average loan-to-value ("LTV") ratio, and the average balance per loan at the dates presented. Credit scores are updated at least semiannually, with the last update in March 2014, from a nationally recognized consumer rating agency. The LTV ratios were based on the current loan balance and either the lesser of the purchase price or original appraisal, or the most recent Bank appraisal, if available. In most cases, the most recent appraisal was obtained at the time of origination.

| | June 30, 2014 | | | | | March 31, 2014 | | | | | September 30, 2013 | | | | |
	Amount	% of Total	Credit Score	LTV	Average Balance	Amount	% of Total	Credit Score	LTV	Average Balance	Amount	% of Total	Credit Score	LTV	Average Balance
							(Dollars in thousands)								
Originated	$ 3,987,912	67.7 %	765	64 %	$ 127	$ 4,017,833	68.8 %	765	64 %	$ 127	$ 4,054,436	70.6 %	763	65 %	$ 127
Correspondent purchased	1,321,527	22.4	764	67	332	1,217,524	20.8	764	67	334	1,044,127	18.2	761	67	341
Bulk purchased	581,380	9.9	749	67	311	604,980	10.4	748	67	312	644,484	11.2	747	67	316
	$ 5,890,819	100.0 %	763	65	158	$ 5,840,337	100.0 %	763	65	157	$ 5,743,047	100.0 %	761	65	155

Loan Commitments

The following table summarizes our one- to four-family loan origination, refinance, and correspondent purchase commitments as of June 30, 2014, along with associated weighted average rates. Commitments generally have fixed expiration dates or other termination clauses and may require the payment of a rate lock fee. A percentage of the commitments are expected to expire unfunded, so the amounts reflected in the table below are not necessarily indicative of future cash requirements.

| | Fixed-Rate | | | | | |
	15 years or less	More than 15 years	Adjustable- Rate	Total Amount	Rate
			(Dollars in thousands)		
Originate/refinance	$ 12,211	$ 36,984	$ 20,525	$ 69,720	3.72 %
Correspondent	15,346	40,863	22,816	79,025	3.76
	$ 27,557	$ 77,847	$ 43,341	$ 148,745	3.74
Rate	3.22 %	4.20 %	3.25 %		

Loan Activity

The following tables summarize activity in our loan portfolio, along with weighted average rates where applicable, for the periods indicated, excluding changes in undisbursed loan funds, ACL, discounts/unearned loan fees, and premiums/deferred costs. Loans that were paid-off as a result of refinances are included in repayments. Purchased loans include purchases from correspondent lenders. There were no loan purchases from nationwide lenders during the periods presented. Loan endorsements are not included in the activity in the following table because a new loan is not generated at the time of the endorsement. The endorsed balance and rate are included in the ending loan portfolio balance and rate. During the nine months ended June 30, 2014 and 2013, the Bank endorsed $21.7 million and $470.3 million of one- to four-family loans, respectively, reducing the average rate on those loans by 106 basis points and 112 basis points, respectively.

	For the Three Months Ended							
	June 30, 2014		March 31, 2014		December 31, 2013		September 30, 2013	
	Amount	Rate	Amount	Rate	Amount	Rate	Amount	Rate
	(Dollars in thousands)							
Beginning balance	$ 6,117,440	3.79 %	$ 6,095,089	3.80 %	$ 6,011,799	3.82 %	$ 5,839,861	3.86 %
Originated and refinanced:								
Fixed	98,668	4.11	63,921	4.09	108,829	3.95	217,328	3.70
Adjustable	48,106	3.75	38,790	3.76	45,273	3.76	44,090	3.75
Purchased and participations:								
Fixed	122,407	4.03	65,793	4.00	94,535	4.00	167,490	3.61
Adjustable	40,344	3.12	32,932	3.27	45,541	3.34	41,479	2.75
Repayments	(228,911)		(177,411)		(209,931)		(297,318)	
Principal (charge-offs) recoveries, net	(192)		(112)		(418)		83	
Other	(748)		(1,562)		(539)		(1,214)	
Ending balance	$ 6,197,114	3.78	$ 6,117,440	3.79	$ 6,095,089	3.80	$ 6,011,799	3.82

	For the Nine Months Ended			
	June 30, 2014		June 30, 2013	
	Amount	Rate	Amount	Rate
	(Dollars in thousands)			
Beginning balance	$ 6,011,799	3.82 %	$ 5,649,156	4.15 %
Originated and refinanced:				
Fixed	271,418	4.04	571,878	3.29
Adjustable	132,169	3.76	94,353	3.76
Purchased and participations:				
Fixed	282,735	4.01	340,488	3.33
Adjustable	118,817	3.25	64,078	2.71
Repayments	(616,253)		(873,307)	
Principal (charge-offs) recoveries, net	(722)		(1,294)	
Other	(2,849)		(5,491)	
Ending balance	$ 6,197,114	3.78	$ 5,839,861	3.86

The following table presents loan origination, refinance, and purchase activity for the periods indicated, excluding endorsement activity, along with associated weighted average rates and percent of total. Loan originations, purchases, and refinances are reported together. The fixed-rate one- to four-family loans less than or equal to 15 years have an original maturity at origination of less than or equal to 15 years, while fixed-rate one- to four-family loans greater than 15 years have an original maturity at origination of greater than 15 years. The adjustable-rate one- to four-family loans less than or equal to 36 months have a term to first reset of less than or equal to 36 months at origination, and adjustable-rate one- to four-family loans greater than 36 months have a term to first reset of greater than 36 months at origination.

	For the Three Months Ended June 30, 2014			For the Nine Months Ended June 30, 2014		
	Amount	Rate	% of Total	Amount	Rate	% of Total
			(Dollars in thousands)			
Fixed-rate:						
One- to four-family:						
<= 15 years	$ 43,359	3.34 %	14.0 %	$ 130,457	3.35 %	16.2 %
> 15 years	148,570	4.26	48.0	384,435	4.24	47.8
Multi-family and commercial real estate	27,850	4.09	9.0	36,450	4.08	4.5
Home equity	635	6.36	0.2	1,812	6.19	0.2
Other	661	5.54	0.2	999	7.08	0.1
Total fixed-rate	221,075	4.07	71.4	554,153	4.03	68.8
Adjustable-rate:						
One- to four-family:						
<= 36 months	2,472	2.76	0.8	5,982	2.76	0.8
> 36 months	66,656	3.15	21.5	177,818	3.15	22.1
Multi-family and commercial real estate	--	--	--	14,358	4.34	1.8
Home equity	19,053	4.66	6.2	51,791	4.65	6.4
Other	269	3.37	0.1	1,037	3.17	0.1
Total adjustable-rate	88,450	3.46	28.6	250,986	3.52	31.2
Total originated, refinanced and purchased	$ 309,525	3.90	100.0 %	$ 805,139	3.87	100.0 %
Purchased and participation loans included above:						
Fixed-rate:						
Correspondent - one- to four-family	$ 98,007	4.02		$ 253,335	4.01	
Participations - commercial real estate	24,400	4.08		29,400	4.07	
Total fixed-rate purchased/participations	122,407	4.03		282,735	4.01	
Adjustable-rate:						
Correspondent - one- to four-family	40,344	3.12		104,459	3.10	
Participations - commercial real estate	--	--		14,358	4.34	
Total adjustable-rate purchased/participations	40,344	3.12		118,817	3.25	
Total purchased/participation loans	$ 162,751	3.81		$ 401,552	3.79	

The following table presents originated, refinanced, and correspondent activity in our one- to four-family loan portfolio, excluding endorsement activity, along with associated weighted average LTVs and weighted average credit scores for the periods indicated.

	For the Three Months Ended June 30, 2014			For the Nine Months Ended June 30, 2014		
	Amount	LTV	Credit Score	Amount	LTV	Credit Score
	(Dollars in thousands)					
Originated	$ 112,219	79 %	768	$ 297,850	78 %	766
Refinanced by Bank customers	10,487	68	759	43,048	69	760
Correspondent purchased	138,351	76	765	357,794	75	763
	$ 261,057	77	766	$ 698,692	76	764

The following table presents the amount, percent of total, and weighted average rate, by state, for one- to four-family loan originations and correspondent purchases where originations and purchases in the state exceeded 1% of the total amount originated and purchased during the nine months ended June 30, 2014.

State	For the Three Months Ended June 30, 2014			For the Nine Months Ended June 30, 2014		
	Amount	% of Total	Rate	Amount	% of Total	Rate
	(Dollars in thousands)					
Kansas	$ 119,650	45.8 %	3.86 %	$ 338,159	48.4 %	3.81 %
Missouri	71,696	27.5	3.82	203,316	29.1	3.79
Texas	29,498	11.3	3.79	56,991	8.2	3.78
Tennessee	13,901	5.3	3.60	30,014	4.3	3.69
Alabama	4,105	1.6	3.50	19,372	2.8	3.49
Oklahoma	4,734	1.8	3.99	14,233	2.0	4.03
North Carolina	3,871	1.5	3.56	8,963	1.3	3.40
Massachusetts	4,146	1.6	3.55	7,805	1.1	3.51
Other states	9,456	3.6	3.70	19,839	2.8	3.70
	$ 261,057	100.0 %	3.81	$ 698,692	100.0 %	3.78

The following tables present annualized prepayment speeds of our one- to four-family loan portfolio for the monthly and quarterly periods indicated. The balances represent the unpaid principal balance of one- to four-family loans, and the terms represent the contractual terms for our fixed-rate loans, and current terms to repricing for our adjustable-rate loans. Loan refinances are considered a prepayment and are included in the prepayment speeds presented below. The annualized prepayment speeds are presented with and without endorsements. During the quarters ended June 30, 2014 and March 31, 2014, the Bank endorsed $8.0 million and $5.9 million of one- to four-family loans, respectively, reducing the average rate on those loans by 98 basis points and 84 basis points, respectively.

	June 30, 2014					
		Monthly Prepayment Speeds (annualized)		Quarterly Prepayment Speeds (annualized)		Net Premiums/ Deferred Costs & (Discounts/ Unearned Loan Fees)
Term	Unpaid Principal	Including Endorsements	Excluding Endorsements	Including Endorsements	Excluding Endorsements	
	(Dollars in thousands)					
Fixed-rate one- to four-family loans:						
15 years or less	$ 1,152,003	12.2 %	12.1 %	10.4 %	9.9 %	$ 563
More than 15 years	3,630,740	10.2	9.3	8.6	8.1	(3,008)
	4,782,743	10.7	10.0	9.0	8.5	(2,445)
Adjustable-rate one- to four-family loans:						
36 months or less	778,031	28.2	26.0	17.1	16.0	2,533
More than 36 months	407,592	9.4	9.4	12.4	12.4	2,664
	1,185,623	22.0	20.5	15.6	14.9	5,197
Total one- to four-family loans	$ 5,968,366	12.9	12.1	10.3	9.8	$ 2,752

	March 31, 2014					
		Monthly Prepayment Speeds (annualized)		Quarterly Prepayment Speeds (annualized)		Net Premiums/ Deferred Costs & (Discounts/ Unearned Loan Fees)
Term	Unpaid Principal	Including Endorsements	Excluding Endorsements	Including Endorsements	Excluding Endorsements	
	(Dollars in thousands)					
Fixed-rate one- to four-family loans:						
15 years or less	$ 1,164,141	7.8 %	7.8 %	7.8 %	7.8 %	$ 213
More than 15 years	3,583,818	5.8	5.4	5.4	5.0	(4,014)
	4,747,959	6.3	6.0	6.0	5.7	(3,801)
Adjustable-rate one- to four-family loans:						
36 months or less	795,695	13.2	10.3	11.3	10.3	2,554
More than 36 months	371,996	6.1	6.1	5.7	5.7	2,293
	1,167,691	11.1	9.0	9.6	8.9	4,847
Total one- to four-family loans	$ 5,915,650	7.2	6.6	6.7	6.3	$ 1,046

17

Asset Quality

The following tables present loans 30 to 89 days delinquent, non-performing loans, and other real estate owned ("OREO") at the dates indicated. Of the loans 30 to 89 days delinquent at June 30, 2014, approximately 81% were 59 days or less delinquent. Non-performing loans are loans that are 90 or more days delinquent or in foreclosure and nonaccrual loans less than 90 days delinquent but are required to be reported as nonaccrual pursuant to Office of the Comptroller of the Currency ("OCC") reporting requirements, even if the loans are current. Non-performing assets include non-performing loans and OREO. Over the past 12 months, OREO properties were owned by the Bank, on average, for approximately three months before they were sold.

	Loans Delinquent for 30 to 89 Days at:									
	June 30, 2014		March 31, 2014		December 31, 2013		September 30, 2013		June 30, 2013	
	Number	Amount	Number	Amount	Number	Amount	Number	Amount	Number	Amount
					(Dollars in thousands)					
One- to four-family:										
Originated	130	$ 14,435	119	$ 13,139	178	$ 16,956	164	$ 18,225	137	$ 12,838
Correspondent purchased	5	1,301	5	998	4	2,243	5	709	4	704
Bulk purchased	36	6,826	33	7,272	37	7,858	37	7,733	28	6,012
Consumer Loans:										
Home equity	33	628	35	665	41	721	45	848	40	869
Other	11	40	14	52	17	100	13	35	13	158
	215	$ 23,230	206	$ 22,126	277	$ 27,878	264	$ 27,550	222	$ 20,581
30 to 89 days delinquent loans to total loans receivable, net		0.38 %		0.37 %		0.46 %		0.46 %		0.36 %

18

	Non-Performing Loans and OREO at:								
	June 30, 2014		**March 31, 2014**		**December 31, 2013**		**September 30, 2013**		**June 30, 2013**	
	Number	**Amount**	**Number**	**Amount**	**Number**	**Amount**	**Number**	**Amount**	**Number**	**Amount**
					(Dollars in thousands)					
Loans 90 or More Days Delinquent or in Foreclosure:										
One- to four-family:										
Originated	83	$ 8,130	95	$ 9,508	110	$ 9,931	101	$ 8,579	91	$ 8,017
Correspondent purchased	2	314	2	443	5	635	5	812	4	609
Bulk purchased	29	8,322	33	10,301	33	10,134	34	9,608	37	9,535
Consumer loans:										
Home equity	23	345	23	305	29	477	29	485	21	295
Other	6	24	4	8	8	11	4	5	7	23
	143	17,135	157	20,565	185	21,188	173	19,489	160	18,479
Nonaccrual loans less than 90 Days Delinquent:[1]										
One- to four-family:										
Originated	66	8,379	66	7,111	65	6,057	57	5,833	62	7,578
Correspondent purchased	2	134	1	478	--	--	2	740	--	--
Bulk purchased	3	630	4	472	3	392	2	280	2	168
Consumer loans:										
Home equity	3	61	4	74	6	78	6	101	8	174
	74	9,204	75	8,135	74	6,527	67	6,954	72	7,920
Total non-performing loans	217	26,339	232	28,700	259	27,715	240	26,443	232	26,399
Non-performing loans as a percentage of total loans[2]		0.43 %		0.47 %		0.46 %		0.44 %		0.46 %
OREO:										
One- to four-family:										
Originated[3]	24	$ 1,430	26	$ 1,548	22	$ 1,531	28	$ 2,074	34	$ 3,283
Correspondent purchased	1	179	4	403	1	110	2	71	3	269
Bulk purchased	2	369	4	398	6	647	4	380	4	581
Consumer loans:										
Home equity	--	--	1	18	2	57	2	57	3	66
Other[4]	1	1,300	1	1,300	1	1,300	1	1,300	1	1,300
	28	3,278	36	3,667	32	3,645	37	3,882	45	5,499
Total non-performing assets	245	$ 29,617	268	$ 32,367	291	$ 31,360	277	$ 30,325	277	$ 31,898
Non-performing assets as a percentage of total assets		0.33 %		0.36 %		0.34 %		0.33 %		0.35 %

(1) Represents loans required to be reported as nonaccrual pursuant to OCC reporting requirements, even if the loans are current. At June 30, 2014, March 31, 2014, December 31, 2013, September 30, 2013, and June 30, 2013, this amount was comprised of $2.5 million, $881 thousand, $1.1 million, $1.1 million and $1.1 million, respectively, of loans that were 30 to 89 days delinquent and are reported as such, and $6.7 million, $7.3 million, $5.4 million, $5.9 million, and $6.8 million, respectively, of loans that were current.

(2) Excluding loans required to be reported as nonaccrual pursuant to OCC reporting requirements, even if the loans are current, non-performing loans as a percentage of total loans were 0.28%, 0.34%, 0.35%, 0.33%, and 0.32%, at June 30, 2014, March 31, 2014, December 31, 2013, September 30, 2013, and June 30, 2013, respectively.

(3) Real estate-related consumer loans where we also hold the first mortgage are included in the one- to four-family category as the underlying collateral is one- to four-family property.

(4) Other represents a single property the Bank purchased for a potential branch site but now intends to sell.

The following tables present ACL activity and related ratios at the dates and for the periods indicated. Of the $1.3 million of net charge-offs during the nine months ended June 30, 2013, $378 thousand was due to loans that were primarily discharged in a prior fiscal year under Chapter 7 bankruptcy that had to be, pursuant to OCC reporting requirements, evaluated for collateral value loss, even if they were current.

	For the Three Months Ended				
	June 30, 2014	March 31, 2014	December 31, 2013	September 30, 2013	June 30, 2013
			(Dollars in thousands)		
Balance at beginning of period	$ 8,967	$ 8,919	$ 8,822	$ 9,239	$ 10,072
Charge-offs:					
One- to four-family loans - originated	(109)	(31)	(88)	(74)	(60)
One- to four-family loans - correspondent purchased	(35)	(21)	--	--	--
One- to four-family loans - bulk purchased	(149)	(60)	(327)	(76)	--
Multi-family and commercial loans	--	--	--	--	--
Construction	--	--	--	--	--
Home equity	(13)	(6)	(10)	(13)	(111)
Other consumer loans	(2)	(3)	--	--	--
Total charge-offs	(308)	(121)	(425)	(163)	(171)
Recoveries:					
One- to four-family loans - originated	--	--	1	1	13
One- to four-family loans - correspondent purchased	--	--	--	--	--
One- to four-family loans - bulk purchased	64	--	--	238	118
Multi-family and commercial loans	--	--	--	--	--
Construction	--	--	--	--	--
Home equity	51	9	6	7	7
Other consumer loans	1	--	--	--	--
Total recoveries	116	9	7	246	138
Net (charge-offs) recoveries	(192)	(112)	(418)	83	(33)
Provision for credit losses	307	160	515	(500)	(800)
Balance at end of period	$ 9,082	$ 8,967	$ 8,919	$ 8,822	$ 9,239
Ratio of net charge-offs during the period to average loans outstanding during the period	-- %	-- %	0.01 %	-- %	-- %
Ratio of net charge-offs (recoveries) during the period to average non-performing assets	0.62	0.35	1.35	(0.27)	0.10
ACL to non-performing loans at end of period	34.48	31.24	32.18	33.36	35.00
ACL to loans receivable, net at end of period	0.15	0.15	0.15	0.15	0.16

	For the Nine Months Ended June 30,			
	2014		**2013**	
	(Dollars in thousands)			
Balance at beginning of period	$	8,822	$	11,100
Charge-offs:				
One- to four-family loans - originated		(228)		(550)
One- to four-family loans - correspondent purchased		(56)		(13)
One- to four-family loans - bulk purchased		(536)		(685)
Multi-family and commercial loans		--		--
Construction		--		--
Home equity		(29)		(239)
Other consumer loans		(5)		(7)
Total charge-offs		(854)		(1,494)
Recoveries:				
One- to four-family loans - originated		1		13
One- to four-family loans - correspondent purchased		--		--
One- to four-family loans - bulk purchased		64		160
Multi-family and commercial loans		--		--
Construction		--		--
Home equity		66		26
Other consumer loans		1		1
Total recoveries		132		200
Net (charge-offs)		(722)		(1,294)
Provision for credit losses		982		(567)
Balance at end of period	$	9,082	$	9,239
Ratio of net charge-offs during the period to average loans outstanding during the period		0.01 %		0.02 %
Ratio of net charge-offs during the period to average non-performing assets		2.41		3.61
ACL to non-performing loans at end of period		34.48		35.00
ACL to loans receivable, net at end of period		0.15		0.16
ACL to net charge-offs (annualized)		9.4 x		5.4 x

Securities Portfolio

The following table presents the distribution of our MBS and investment securities portfolio, at amortized cost, at the dates indicated. The majority of our MBS and investment securities portfolio are composed of securities issued by U.S. government-sponsored enterprises ("GSEs"). Overall, fixed-rate securities comprised 78% of these portfolios at June 30, 2014. The weighted average life ("WAL") is the estimated remaining maturity (in years) after three-month historical prepayment speeds and projected call option assumptions have been applied. Weighted average yields on tax-exempt securities are not calculated on a fully taxable equivalent basis.

	June 30, 2014			March 31, 2014			September 30, 2013		
	Amount	**Yield**	**WAL**	**Amount**	**Yield**	**WAL**	**Amount**	**Yield**	**WAL**
				(Dollars in thousands)					
Fixed-rate securities:									
MBS	$ 1,353,424	2.38 %	3.9	$ 1,423,363	2.41 %	4.1	$ 1,427,648	2.44 %	3.5
GSE debentures	554,821	1.06	3.4	579,853	1.04	3.5	709,118	1.04	2.8
Municipal bonds	37,593	2.38	2.4	36,830	2.55	2.0	35,587	3.02	1.5
Total fixed-rate securities	1,945,838	2.00	3.7	2,040,046	2.02	3.9	2,172,353	1.99	3.3
Adjustable-rate securities:									
MBS	534,639	2.20	5.8	565,242	2.29	6.3	601,359	2.32	4.9
Trust preferred securities	2,524	1.49	23.0	2,538	1.49	23.2	2,594	1.51	23.7
Total adjustable-rate securities	537,163	2.19	5.9	567,780	2.28	6.4	603,953	2.31	4.9
Total securities portfolio	$ 2,483,001	2.04	4.2	$ 2,607,826	2.08	4.4	$ 2,776,306	2.06	3.7

MBS: The following tables provide a summary of the activity in our MBS portfolio for the periods presented. The weighted average yields and WALs for purchases are presented as recorded at the time of purchase. The yields for the beginning balances are as of the last day of the period previous to the period presented and the yields for the ending balances are as of the last day of the period presented and are generally derived from recent prepayment activity on the securities in the portfolio as of the dates presented. The beginning and ending WAL is the estimated remaining maturity (in years) after three-month historical prepayment speeds have been applied. Fixed-rate MBS purchased during the current year nine month period were generally comprised of loans with contractual terms-to-maturity of 15 years or less to help mitigate exposure to rising interest rates.

	For the Three Months Ended											
	June 30, 2014			March 31, 2014			December 31, 2013			September 30, 2013		
	Amount	Yield	WAL	Amount	Yield	WAL	Amount	Yield	WAL	Amount	Yield	WAL
	(Dollars in thousands)											
Beginning balance - carrying value	$ 2,005,138	2.37 %	4.7	$ 1,975,164	2.42 %	4.7	$ 2,047,708	2.40 %	3.9	$ 2,179,539	2.39 %	3.6
Maturities and repayments	(99,000)			(92,609)			(95,864)			(149,555)		
Net amortization of (premiums)/discounts	(1,542)			(1,271)			(1,397)			(1,688)		
Purchases:												
Fixed	--	--	--	103,730	1.74	3.9	25,272	1.72	3.7	--	--	--
Adjustable	--	--	--	21,737	1.92	5.2	--	--	--	22,246	1.80	5.1
Change in valuation on AFS securities	(586)			(1,613)			(555)			(2,834)		
Ending balance - carrying value	$ 1,904,010	2.32	4.4	$ 2,005,138	2.37	4.7	$ 1,975,164	2.42	4.7	$ 2,047,708	2.40	3.9

	For the Nine Months Ended					
	June 30, 2014			June 30, 2013		
	Amount	Yield	WAL	Amount	Yield	WAL
	(Dollars in thousands)					
Beginning balance - carrying value	$ 2,047,708	2.40 %	3.9	$ 2,332,942	2.78 %	4.0
Maturities and repayments	(287,473)			(553,776)		
Net amortization of (premiums)/discounts	(4,210)			(6,297)		
Purchases:						
Fixed	129,002	1.73	3.8	420,272	1.24	3.9
Adjustable	21,737	1.92	5.2	--	--	--
Change in valuation on AFS securities	(2,754)			(13,602)		
Ending balance - carrying value	$ 1,904,010	2.32	4.4	$ 2,179,539	2.39	3.6

The following table presents annualized prepayment speeds of our MBS portfolio for the monthly and quarterly periods ended June 30, 2014, along with associated net premium/(discount) information, weighted average rates for the portfolio, and weighted average remaining contractual terms (in years) for the portfolio. The annualized prepayment speeds are based on actual prepayment activity. Prepayments impact the amortization/accretion of premiums/discounts on our MBS portfolio. As prepayments increase, the related premiums/discounts are amortized/accreted at a faster rate. The amortization of premiums decreases interest income while the accretion of discounts increases interest income. The balances in the following table represent the amortized cost of MBS, and the terms represent the contractual terms for our fixed-rate MBS, and current terms to repricing for our adjustable-rate MBS.

		June 30, 2014		
	Amortized	Prepayment Speed (annualized)		Net Premium/
Term	Cost	Monthly	Quarterly	(Discount)
		(Dollars in thousands)		
Fixed-rate MBS:				
15 years or less	$ 1,268,586	10.1 %	9.2 %	$ 16,709
More than 15 years	84,838	8.7	9.6	955
	1,353,424	10.0	9.2	17,664
Rate	3.62 %			
Remaining contractual term	10.2			
Adjustable-rate MBS:				
36 months or less	$ 455,657	14.4	15.7	825
More than 36 months	78,982	21.5	18.3	1,546
	534,639	15.4	16.1	2,371
Rate	2.90 %			
Remaining contractual term	23.5			
Total MBS	$ 1,888,063	11.5	11.2	$ 20,035
Rate	3.41 %			
Remaining contractual term	13.9			

Investment Securities: The following tables provide a summary of the activity in our investment securities portfolio for the periods presented. The weighted average yields and WALs for purchases are presented as recorded at the time of purchase. The yields for the beginning balances are as of the last day of the period previous to the period presented and the yields for the ending balances are as of the last day of the period presented. The beginning and ending WALs represent the estimated remaining maturity (in years) of the securities after projected call dates have been considered, based upon market rates at each date presented. Of the $134.2 million of fixed-rate investment securities purchased during the nine months ended June 30, 2014, $123.2 million are callable.

	For the Three Months Ended											
	June 30, 2014			March 31, 2014			December 31, 2013			September 30, 2013		
	Amount	Yield	WAL	Amount	Yield	WAL	Amount	Yield	WAL	Amount	Yield	WAL
	(Dollars in thousands)											
Beginning balance - carrying value	$ 610,768	1.13 %	3.5	$ 686,913	1.11 %	3.3	$ 740,282	1.14 %	2.9	$ 807,399	1.14 %	3.2
Maturities and calls	(28,610)			(177,805)			(79,860)			(69,838)		
Net amortization of (premiums)/discounts	(94)			(84)			(114)			(117)		
Purchases:												
Fixed	4,421	1.53	6.3	99,393	0.91	2.0	30,392	1.29	4.4	--	--	--
Change in valuation of AFS securities	3,920			2,351			(3,787)			2,838		
Ending balance - carrying value	$ 590,405	1.15	3.4	$ 610,768	1.13	3.5	$ 686,913	1.11	3.3	$ 740,282	1.14	2.9

	For the Nine Months Ended					
	June 30, 2014			June 30, 2013		
	Amount	Yield	WAL	Amount	Yield	WAL
	(Dollars in thousands)					
Beginning balance - carrying value	$ 740,282	1.14 %	2.9	$ 961,849	1.23 %	1.0
Maturities and calls	(286,275)			(549,196)		
Net amortization of (premiums)/discounts	(292)			(343)		
Purchases:						
Fixed	134,206	1.01	2.7	408,726	1.00	2.1
Change in valuation of AFS securities	2,484			(13,637)		
Ending balance - carrying value	$ 590,405	1.15	3.4	$ 807,399	1.14	3.2

Deposit Portfolio

The following table presents the amount, weighted average rate, and percent of total for the components of our deposit portfolio at the dates presented.

| | June 30, 2014 | | | March 31, 2014 | | | September 30, 2013 | | |
	Amount	Rate	% of Total	Amount	Rate	% of Total	Amount	Rate	% of Total
				(Dollars in thousands)					
Noninterest-bearing checking	$ 166,083	-- %	3.6 %	$ 168,276	-- %	3.5 %	$ 150,171	-- %	3.2 %
Interest-bearing checking	532,459	0.05	11.5	547,872	0.05	11.7	505,762	0.05	11.0
Savings	295,027	0.12	6.3	298,324	0.10	6.4	283,169	0.13	6.1
Money market	1,132,813	0.23	24.3	1,139,836	0.23	24.3	1,128,604	0.23	24.5
Retail certificates of deposit	2,225,132	1.23	47.8	2,240,792	1.23	47.7	2,242,909	1.27	48.7
Public units/brokered deposits	303,348	0.65	6.5	298,662	0.80	6.4	300,831	0.80	6.5
	$ 4,654,862	0.70	100.0 %	$ 4,693,762	0.71	100.0 %	$ 4,611,446	0.74	100.0 %

The following table presents scheduled maturities of our certificates of deposit, along with associated weighted average rates, as of June 30, 2014:

| | Amount Due | | | | | |
Rate range	1 year or less	More than 1 year to 2 years	More than 2 years to 3 years	More than 3 years	Total Amount	Rate
			(Dollars in thousands)			
0.00 – 0.99%	$ 824,011	$ 239,153	$ 61,430	$ 8,600	$ 1,133,194	0.47 %
1.00 – 1.99%	228,458	247,736	207,348	335,810	1,019,352	1.40
2.00 – 2.99%	243,579	93,898	7,710	1,711	346,898	2.51
3.00 – 3.99%	28,181	115	312	102	28,710	3.06
4.00 – 4.99%	198	128	--	--	326	4.40
	$ 1,324,427	$ 581,030	$ 276,800	$ 346,223	$ 2,528,480	1.16
Percent of total	52.4 %	23.0 %	10.9 %	13.7 %		
Weighted average rate	1.01	1.22	1.36	1.42		
Weighted average maturity (in years)	0.4	1.5	2.5	3.6	1.3	
Weighted average maturity for the retail certificate of deposit portfolio (in years)					1.4	

Borrowings

The following table presents the maturity of FHLB advances, at par, and repurchase agreements, along with associated weighted average contractual and effective rates as of June 30, 2014.

Maturity by Fiscal Year	FHLB Advances Amount	Repurchase Agreements Amount	Contractual Rate	Effective Rate[1]
	(Dollars in thousands)			
2014	$ --	$ 100,000	4.20 %	4.20 %
2015	600,000	20,000	1.73	1.96
2016	575,000	--	2.29	2.91
2017	500,000	--	2.69	2.72
2018	200,000	100,000	2.90	2.90
2019	100,000	--	1.29	1.29
2020	250,000	100,000	2.18	2.18
2021	250,000	--	2.53	2.53
	$ 2,475,000	$ 320,000	2.34	2.53

(1) The effective rate includes the net impact of the amortization of deferred prepayment penalties resulting from the prepayment of certain FHLB advances and deferred gains related to terminated interest rate swaps.

The following table presents the maturity and weighted average repricing rate, which is also the weighted average effective rate, of borrowings and certificates of deposit, split between retail and public unit/brokered deposit amounts, for the next four quarters as of June 30, 2014. Subsequent to June 30, 2014, a $100.0 million repurchase agreement with a rate of 4.20% matured and was replaced with a $100.0 million FHLB advance with a term of 60 months at a fixed-rate of 1.96%.

Maturity by Quarter End	Borrowings Amount	Repricing Rate	Retail Certificate Amount	Repricing Rate	Public Unit/ Brokered Deposit Amount	Repricing Rate	Total	Repricing Rate
					(Dollars in thousands)			
September 30, 2014	$ 100,000	4.20 %	$ 359,754	1.04 %	$ 111,619	0.19 %	$ 571,373	1.43 %
December 31, 2014	250,000	0.84	255,774	1.02	39,909	0.26	545,683	0.88
March 31, 2015	250,000	2.47	240,523	1.11	34,331	0.22	524,854	1.70
June 30, 2015	100,000	3.01	226,659	1.21	55,858	2.25	382,517	1.83
	$ 700,000	2.21	$1,082,710	1.09	$ 241,717	0.68	$2,024,427	1.43

The following tables present FHLB advance activity, at par, and repurchase agreement activity for the periods shown. Line of credit activity is excluded from the following table due to the short-term nature of the borrowings. The weighted average effective rate includes the net impact of the amortization of deferred prepayment penalties resulting from the prepayment of certain FHLB advances and deferred gains related to interest rate swaps previously terminated. Rates on new borrowings are fixed-rate. The weighted average maturity ("WAM") is the remaining weighted average contractual term in years. The beginning and ending WAMs represent the remaining maturity at each date presented. For new borrowings, the WAMs presented are as of the date of issue.

	For the Three Months Ended											
	June 30, 2014			March 31, 2014			December 31, 2013			September 30, 2013		
	Amount	Effective Rate	WAM	Amount	Effective Rate	WAM	Amount	Effective Rate	WAM	Amount	Effective Rate	WAM
					(Dollars in thousands)							
Beginning balance	$ 2,795,000	2.54 %	2.9	$ 2,845,000	2.71 %	2.7	$ 2,845,000	2.75 %	2.6	$ 2,815,000	2.80 %	2.7
Maturities and prepayments:												
FHLB advances	(100,000)	2.80		(200,000)	5.01		(150,000)	3.16		--	--	
Repurchase agreements	--	--		--	--		--	--		(70,000)	4.23	
New borrowings:												
FHLB advances	100,000	2.45	7.0	150,000	2.59	7.0	150,000	2.32	6.0	--	--	--
Repurchase agreements	--	--	--	--	--	--	--	--	--	100,000	2.53	7.0
Ending balance	$ 2,795,000	2.53	2.9	$ 2,795,000	2.54	2.9	$ 2,845,000	2.71	2.7	$ 2,845,000	2.75	2.6

	For the Nine Months Ended					
	June 30, 2014			June 30, 2013		
	Amount	Effective Rate	WAM	Amount	Effective Rate	WAM
				(Dollars in thousands)		
Beginning balance	$ 2,845,000	2.75 %	2.6	$ 2,915,000	3.13 %	2.7
Maturities and prepayments:						
FHLB advances	(450,000)	3.90		(325,000)	4.17	
Repurchase agreements	--	--		(75,000)	3.43	
New borrowings:						
FHLB advances	400,000	2.45	6.6	300,000	1.23	5.7
Ending balance	$ 2,795,000	2.53	2.9	$ 2,815,000	2.80	2.7

Average Rates and Lives

The following table presents the weighted average yields/rates and WALs (in years), after applying prepayment, call assumptions, and decay rates for our interest-earning assets and interest-bearing liabilities as of the date presented. Yields presented for interest-earning assets include the amortization of fees, costs, premiums and discounts which are considered adjustments to the yield. The interest rate presented for borrowings is the effective rate, which includes the net impact of the amortization of deferred prepayment penalties resulting from the prepayment of certain FHLB advances and deferred gains related to interest rate swaps previously terminated.

	June 30, 2014				
	Amount	Yield/Rate	WAL	% of Category	% of Total
	(Dollars in thousands)				
Investment securities	$ 590,405	1.15 %	3.4	23.6 %	6.6 %
MBS - fixed	1,361,139	2.38	3.9	54.6	15.3
MBS - adjustable	542,871	2.20	5.8	21.8	6.1
Total investment securities and MBS	2,494,415	2.05	4.2	100.0 %	28.0
Loans receivable:					
Fixed-rate one- to four-family:					
<= 15 years	1,151,997	3.47	4.0	18.6 %	13.0
> 15 years	3,578,784	4.15	6.4	57.7	40.2
All other fixed-rate loans	142,926	4.80	4.2	2.3	1.6
Total fixed-rate loans	4,873,707	4.01	5.8	78.6	54.8
Adjustable-rate one- to four-family:					
<= 36 months	378,905	2.26	3.9	6.1	4.3
> 36 months	781,133	2.92	3.3	12.6	8.8
All other adjustable-rate loans	163,369	4.35	1.5	2.7	1.8
Total adjustable-rate loans	1,323,407	2.91	3.3	21.4	14.9
Total loans receivable	6,197,114	3.77	5.2	100.0 %	69.7
FHLB stock	112,876	4.98	2.8		1.3
Cash and cash equivalents	88,424	0.24	--		1.0
Total interest-earning assets	$ 8,892,829	3.27	4.9		100.0 %
Transaction deposits	$ 2,126,382	0.15	6.8	45.7 %	28.5 %
Certificates of deposit	2,528,480	1.16	1.3	54.3	34.0
Total deposits	4,654,862	0.70	3.8	100.0 %	62.5
Borrowings	2,795,000	2.53	2.9		37.5
Total interest-bearing liabilities	$ 7,449,862	1.38	3.5		100.0 %

At June 30, 2014, the Bank's one-year gap between the amount of interest-earning assets and interest-bearing liabilities projected to reprice was negative $(124.1) million, or (1.4)% of total assets, compared to negative $(39.4) million, or (0.4)% of total assets, at March 31, 2014. The amount of interest-bearing liabilities expected to reprice in a given period is not typically impacted by changes in interest rates because the Bank's borrowings and certificate of deposit portfolios have contractual maturities and generally cannot be terminated early without a prepayment penalty. The majority of interest-earning assets anticipated to reprice in the coming year are repayments and prepayments on mortgage loans and MBS, both of which include the option to prepay without a fee being paid by the contract holder. As interest rates rise, the amount of interest-earning assets expected to reprice will likely decrease from estimated levels as borrowers and agency debt issuers will have less economic incentive to modify their cost of borrowings. If interest rates were to increase 200 basis points, as of June 30, 2014, the Bank's one-year gap is projected to be negative $(512.6) million, or (5.7)% of total assets, meaning more liabilities are anticipated to reprice than assets. This compares to a negative one-year gap of $(384.5) million, or (4.2)% of total assets, if interest rates were to increase 200 basis points, as of March 31, 2014. The change in the one-year gap amount in both the base case and +200 basis point scenarios between periods was due primarily to an increase in the amount of certificates of deposit repricing over the 12 month horizon, a decrease in adjustable-rate mortgages repricing, and the transition of assets from cash and investments, which generally creates greater short-term cash flows, to the mortgage portfolio, which has longer cash flow projections. This was somewhat offset by an anticipated increase in cash flows on fixed-rate mortgage related assets due to lower interest rates at June 30, 2014 compared to interest rates at March 31, 2014. The gap position of the Bank has been managed over the past several years as increasing interest rates have been anticipated. Because of the on-balance sheet strategies implemented over the past several years of lengthening FHLB advances, increasing rates offered on longer-term certificate of deposit products,

purchasing shorter term maturities of agency debentures, and focusing on the long-term value of the balance sheet through the measurement and management of our market value of portfolio equity, management believes the Bank is well-positioned to move into a market rate environment where interest rates are higher than one year ago.

Average Balance Sheets

The following tables present the average balances of our assets, liabilities, and stockholders' equity, and the related annualized weighted average yields and rates on our interest-earning assets and interest-bearing liabilities for the periods indicated and the weighted average yield/rate on our interest-earning assets and interest-bearing liabilities at June 30, 2014. Weighted average yields are derived by dividing annualized income by the average balance of the related assets, and weighted average rates are derived by dividing annualized expense by the average balance of the related liabilities, for the periods shown. Average outstanding balances are derived from average daily balances. The weighted average yields and rates include amortization of fees, costs, premiums and discounts, which are considered adjustments to yields/rates. Weighted average yields on tax-exempt securities are not calculated on a fully taxable equivalent basis.

| | At June 30, 2014 | For the Nine Months Ended | | | | | |
| | | June 30, 2014 | | | June 30, 2013 | | |
	Yield/ Rate	Average Outstanding Balance	Interest Earned/ Paid	Yield/ Rate	Average Outstanding Balance	Interest Earned/ Paid	Yield/ Rate
			(Dollars in thousands)				
Assets:							
Interest-earning assets:							
Loans receivable[1]	3.77%	$ 6,047,247	$ 171,539	3.78%	$ 5,691,814	$ 172,030	4.03%
MBS[2]	2.32	1,961,441	34,765	2.36	2,302,058	43,048	2.49
Investment securities[2][3]	1.15	667,317	5,674	1.13	860,295	7,761	1.20
FHLB stock	4.98	125,821	3,877	4.12	132,111	3,384	3.43
Cash and cash equivalents	0.24	83,988	157	0.25	61,534	108	0.24
Total interest-earning assets[1][2]	3.27	8,885,814	216,012	3.24	9,047,812	226,331	3.34
Other noninterest-earning assets		220,029			234,427		
Total assets		$ 9,105,843			$ 9,282,239		
Liabilities and stockholders' equity:							
Interest-bearing liabilities:							
Checking	0.04	$ 672,218	193	0.04	$ 629,436	182	0.04
Savings	0.12	290,569	240	0.11	272,339	196	0.10
Money market	0.23	1,135,195	1,964	0.23	1,135,356	1,815	0.21
Retail certificates	1.23	2,222,808	20,454	1.23	2,263,644	23,970	1.42
Wholesale certificates	0.65	302,711	1,672	0.74	285,114	2,039	0.96
Total deposits	0.70	4,623,501	24,523	0.71	4,585,889	28,202	0.82
FHLB borrowings[4]	2.41	2,489,338	47,000	2.53	2,560,389	53,914	2.81
Repurchase agreements	3.43	320,000	8,319	3.43	336,978	9,861	3.86
Total borrowings	2.53	2,809,338	55,319	2.63	2,897,367	63,775	2.94
Total interest-bearing liabilities	1.38	7,432,839	79,842	1.43	7,483,256	91,977	1.64
Other noninterest-bearing liabilities		103,376			107,218		
Stockholders' equity		1,569,628			1,691,765		
Total liabilities and stockholders' equity		$ 9,105,843			$ 9,282,239		
Net interest income[5]			$ 136,170			$ 134,354	
Net interest rate spread[6]	1.89			1.81			1.70
Net interest-earning assets		$ 1,452,975			$ 1,564,556		
Net interest margin[7]				2.04			1.98
Ratio of interest-earning assets to interest-bearing liabilities				1.20x			1.21x
Selected performance ratios:							
Return on average assets (annualized)				0.84%			0.77%
Return on average equity (annualized)				4.88			4.20
Average equity to average assets				17.24			18.23
Operating expense ratio (annualized)[8]				0.98			1.03
Efficiency ratio[9]				43.78			47.11

	For the Three Months Ended					
	June 30, 2014			March 31, 2014		
	Average Outstanding Balance	Interest Earned/ Paid	Yield/ Rate	Average Outstanding Balance	Interest Earned/ Paid	Yield/ Rate
			(Dollars in thousands)			
Assets:						
Interest-earning assets:						
Loans receivable[1]	$ 6,095,618	$ 57,474	3.77%	$ 6,045,516	$ 57,117	3.78%
MBS[2]	1,946,653	11,206	2.30	1,942,336	11,597	2.39
Investment securities[2][3]	610,101	1,739	1.14	662,266	1,869	1.13
FHLB stock	118,095	1,452	4.93	128,859	1,229	3.87
Cash and cash equivalents	81,393	50	0.25	71,652	45	0.25
Total interest-earning assets[1][2]	8,851,860	71,921	3.25	8,850,629	71,857	3.25
Other noninterest-earning assets	216,959			222,552		
Total assets	$ 9,068,819			$ 9,073,181		
Liabilities and stockholders' equity:						
Interest-bearing liabilities:						
Checking	$ 691,454	66	0.04	$ 674,447	63	0.04
Savings	296,424	92	0.13	291,106	77	0.11
Money market	1,133,901	653	0.23	1,139,010	650	0.23
Retail certificates	2,229,439	6,784	1.22	2,217,967	6,699	1.22
Wholesale certificates	300,557	529	0.71	305,848	587	0.78
Total deposits	4,651,775	8,124	0.70	4,628,378	8,076	0.71
FHLB borrowings[4]	2,466,954	14,826	2.41	2,485,393	15,311	2.50
Repurchase agreements	320,000	2,773	3.43	320,000	2,743	3.43
Total borrowings	2,786,954	17,599	2.53	2,805,393	18,054	2.60
Total interest-bearing liabilities	7,438,729	25,723	1.38	7,433,771	26,130	1.42
Other noninterest-bearing liabilities	93,984			96,460		
Stockholders' equity	1,536,106			1,542,950		
Total liabilities and stockholders' equity	$ 9,068,819			$ 9,073,181		
Net interest income[5]		$ 46,198			$ 45,727	
Net interest rate spread[6]			1.87			1.83
Net interest-earning assets	$ 1,413,131			$ 1,416,858		
Net interest margin[7]			2.09			2.07
Ratio of interest-earning assets to interest-bearing liabilities			1.19x			1.19x
Selected performance ratios:						
Return on average assets (annualized)			0.88%			0.87%
Return on average equity (annualized)			5.20			5.10
Average equity to average assets			16.94			17.01
Operating expense ratio (annualized)[8]			0.99			0.96
Efficiency ratio[9]			43.19			42.42

(1) Calculated net of unearned loan fees, deferred costs, and undisbursed loan funds. Loans that are 90 or more days delinquent are included in the loans receivable average balance with a yield of zero percent. Balance includes mortgage loans receivable held-for-sale.

(2) MBS and investment securities classified as AFS are stated at amortized cost, adjusted for unamortized purchase premiums or discounts.

(3) The average balance of investment securities includes an average balance of nontaxable securities of $36.6 million and $42.8 million for the nine months ended June 30, 2014 and 2013, respectively, and $37.1 million and $36.4 million for the quarters ended June 30, 2014 and March 31, 2014, respectively.

(4) The balance and rate of FHLB borrowings are stated net of deferred gains and deferred prepayment penalties.

(5) Net interest income represents the difference between interest income earned on interest-earning assets such as mortgage loans, investment securities, and MBS, and interest paid on interest-bearing liabilities such as deposits, FHLB borrowings, and repurchase agreements. Net interest income depends on the balance of interest-earning assets and interest-bearing liabilities, and the interest rates earned or paid on them.

(6) Net interest rate spread represents the difference between the average yield on interest-earning assets and the average cost of interest-bearing liabilities.

(7) Net interest margin represents net interest income as a percentage of average interest-earning assets.

(8) The operating expense ratio represents annualized non-interest expense as a percentage of average assets.

(9) The efficiency ratio represents non-interest expense as a percentage of the sum of net interest income (pre-provision for credit losses) and non-interest income.